

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 2, 2017

Ben Chang
Chief Executive Officer
Rich Pharmaceuticals, Inc.
9595 Wilshire Blvd, Suite 900
Beverly Hills, CA 90212

> **Re: Rich Pharmaceuticals, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 22, 2017**
> **File No. 000-54767**

Dear Mr. Chang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Cc: Scott Doney
The Doney Law Firm